82-5769

02 MAR 18 AM 8:30

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

SUPPL

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	March 18, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

02015937

dw 3/19

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 18, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

March 18, 2002

Press Release
UFJ Holdings, Inc.

UFJ Bank Had Sold Shares of United California Bank

Tokyo—UFJ Bank Limited (the "Bank"), a wholly owned subsidiary of UFJ Holdings, Inc., announced today that the Bank had sold all outstanding shares (10,864,198 shares) of United California Bank ("UCB"), a wholly-owned subsidiary of the Bank, to BNP Paribas, the France-based global financial services group at the price of US$ 2.4 billion.

With regard to the U.S markets, the UFJ Group will continue to provide high-quality financial services through its own branches and representative offices in the U.S.

United California Bank

Head office:	601 South Figueroa Street, Los Angeles, California, U.S.A.	
Capital:	US$ 544 million	
Shareholders:	UFJ Bank Limited	100%
Business:	Commercial Banking	
Number of outlets:	117	
Number of employees:	2,836	

BNP Paribas

Head office:	16, boulevard des Italiens, 75009 Paris, France
Capital:	Euro 1,792 million
Business:	Global financial services

Outline of United California Bank

History

Jan. 1972	Establishment of Sanwa Bank California
Dec. 1973	Acquisition of Chartered Bank
Jan. 1978	Acquisition of Golden State Bank
Feb. 1981	Acquisition of First City Bank
Aug. 1986	Acquisition of Lloyds Bank California
July 2001	Merger with Tokai Bank of California (Changed name to United California Bank)

Key figures (US dollars)

Operating income	173 million
Net income	121 million
Deposits	8,713 million
Outstanding loans	9,005 million
Total assets	10,524 million
Shareholders' equity	1,084 million